August 7, 2013

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Johnny Gharib

Re:	Acucela Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted July 5, 2013
CIK No. 0001400482

Ladies and Gentlemen:

We are submitting this letter on behalf of Acucela Inc. (the “Company” or “Acucela”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated July 17, 2013 relating to the Company’s draft Registration Statement on Form S-1 (CIK No. 0001400482) confidentially submitted to the Commission on May 23, 2013, as amended (the “Registration Statement”). Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is being submitted concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed a copy of this letter transmitted via overnight delivery, along with five copies of Amendment No. 2 in paper format, which have been marked to show changes made to the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2.

Generally

1.	We note that you have recently submitted an application for confidential treatment with respect to some of the documents you have included as exhibits to your draft registration statement. Please be advised that we will review this application independently and will forward you any comments relating to your confidential treatment request under separate cover. All comments on your confidential treatment application must be resolved prior to requesting acceleration of the effectiveness of your registration statement.

U.S. Securities and Exchange Commission

August 7, 2013

The Company acknowledges the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 46

2.	As a reminder to comment 20, since you have not disclosed an estimated offering price we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified and continue to present the following comments. We may have further comments in this regard when the amendment containing that information is filed.

•

Please provide in your filing, containing the IPO price range, a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

•

Please confirm that you have not issued any additional equity issuances including stock options, warrants, convertible preferred stock and debt since the latest balance sheet date or provide additional disclosure through the date of effectiveness.

•

We note in your response to the second bullet that all of the peer group companies, except one has marketed products. Considering you have no marketed products, please tell us how you considered this factor in determining the ultimate volatility factor used, and provide additional disclosure to clarify. In addition, one of the peer group companies has a significant number of marketed products. Please tell us why including Medicis in the peer group did not significantly affect the valuation of your stock.

•

Refer to the sixth bullet. Tell us how you considered the IPO price in determining the stock compensation to be recorded for shares to be issued in the second quarter of 2013 to Dr. Kubota as disclosed in Note 16 on page F-27 and in Note 9 on page F-36.

•

You state on page 47 that the increase in the fair value from $10.33 in February 2013 to $22.69 in May 2013 was a result of a newly composed JDC and finalization of your business plan and revenue model that resulted in emixustat’s time to market accelerating by approximately three years and rebamipide’s time to market accelerating by several months. Please disclose the factors that resulted in an increase in the time to market, including how you considered the regulatory process in that determination.

U.S. Securities and Exchange Commission

August 7, 2013

The Company notes that the Staff is deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified.

The Company’s responses to the Staff’s comments are as follows:

•	The Company advises the Staff that it will provide the requested discussion and reconciliation in the amendment to the Registration Statement in which the IPO price range is specified.

•

The Company advises the Staff that it has issued equity subsequent to the latest balance sheet date included in its prior amendment to the Registration Statement, as disclosed in Amendment No. 2, but has not issued equity subsequent to the latest balance sheet date included in Amendment No. 2. The Company expects to continue to issue equity, primarily stock options, from time to time through the date of effectiveness of the Registration Statement. The Company will disclose any such issuances in subsequent amendments to the Registration Statement as appropriate.

•

The Company advises the Staff that the Company’s goal in selecting peer companies is to find a sufficient number of companies with individual characteristics that are shared with the Company, such as ophthalmic specialization, focus on specific markets, collaboration arrangements, stage of drug development and geographic location. The Company has selected a group of companies with a range of characteristics that it believes is representative of the Company’s volatility, when considered as a group. The Company respectfully submits that the inclusion of companies with marketed products in its group of comparable companies is appropriate for the reason disclosed on page 42 of Amendment No. 2.

The Company further submits that the inclusion of Medicis in the group of comparable companies had a limited impact on the valuation of the Company’s common stock. Specifically, the Company notes that for the April 1, 2012 valuation analysis, a volatility of 55% was selected. Excluding Medicis from the comparable company group, the mean and median volatilities each change by less than 5% and if the selected volatility is doubled to 110%, the value of the Company’s common stock declines by approximately 2.4%. For the October 1, 2012 valuation analysis, a volatility of 50% was selected. Excluding Medicis from the comparable company group, the mean and median volatilities each change by less than 3% and if the selected volatility is doubled to 100%, the value of the Company’s common stock declines by approximately 1.5%. In both cases, the limited impact is due to the fact that the concluded value of total equity is far above the liquidation preferences of the preferred stock. The Company supplementally advises the Staff that Medicis was not included in the comparable company group for the April 2013 valuation as a result of its December 2012 acquisition by Valeant Pharmaceuticals International, Inc.

U.S. Securities and Exchange Commission

August 7, 2013

•

As discussed in our response to the sixth bullet, the IPO price was not considered in determining the stock compensation to be recorded for shares issued to Dr. Kubota. The Company advises the Staff that the Company will provide the Staff with additional discussion relating to the impact of the IPO price, if any, on the Company’s determination of the stock compensation to be recorded for shares issued to Dr. Kubota in the amendment to the Registration Statement in which the IPO price range is specified.

•	The Company has revised its disclosures on page 46 of Amendment No. 2 to expand its disclosure of the factors that resulted in an acceleration in the time to market.

* * * * * * * *

U.S. Securities and Exchange Commission

August 7, 2013

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4555. In his absence, please direct your questions or comments to William L. Hughes at (415) 875-2497 or Stephen M. Graham at (206) 389-4520

Sincerely,

/s/ Matthew Karwoski
Matthew Karwoski

cc:

Ryo Kubota, Chief Executive Officer

David L. Lowrance, Chief Financial Advisor

Acucela Inc.

Bryan Pitko

James Peklenk

Mary Mast

Securities and Exchange Commission

Stephen M. Graham, Esq.

William L. Hughes, Esq.

Fenwick & West LLP